March 4, 2022

VIA EDGAR

Mr. Mark Cowan, Senior Counsel

U.S. Securities and Exchange Commission

100 F Street NE

Washington, DC 20549-0506

Re:	Transamerica Life Insurance Company (the “Company”)

Transamerica Structured Index Advantage Annuity

Pre-Effective Amendment No. 3 to Registration Statement on Form S-1

File No. 333-252121

Dear Mr. Cowan:

This letter responds to comments that you provided on behalf of the Staff of the Securities and Exchange Commission on January 18, 2022, with respect to the above-referenced filing for the Transamerica Structured Index Advantage Annuity (the “Policy”). The Company intends to file pre-effective amendment no. 4 to the registration statement for the Policy reflecting the Company’s responses to the Staff’s comments and making other revisions.

Please note that the following Policy design features will be removed from the prospectus in pre-effective amendment no. 4, as they will not be offered with investment options to be available at launch:

•	The “Cap+ Accelerator” and “Participation” Growth Opportunity Types;

•	The “Floor” Downside Protection Type;

•	The iShares MSCI Emerging Markets ETF and iShares MSCI USA ESG Select ETF Indexes; and

•

All “Best Entry” options except for two Best Entry options with a 6-year Crediting Period and either the S&P 500 Index or the Fidelity World Factor Leaders Index 0.5% AR. Each of the two Best Entry options will be subject to a Credit Advantage Fee.

The Company may offer these features under the Policy in the future, and will file a post-effective amendment or new registration statement before adding or modifying any Index Account Options to include these features.

Pre-effective amendment no. 4 will contain revisions to how Credit Advantage Fees are accrued and assessed, where a portion of the Credit Advantage Fee will accrue daily and will be reflected as part of the Interim Value calculation.

Please also note that pre-effective amendment no. 4 will contain all applicable information that was previously omitted or needs to be updated, including financial statements, business-related disclosures required by Regulation S-K, and website addresses.

For your convenience, we have restated the Staff’s comments below, and followed each comment with our response. Unless otherwise indicated, all capitalized terms used herein have the same meaning as defined in the prospectus.

1.	Please confirm that revisions in response to comments on disclosure appearing in one section will be made, where appropriate, to all similar disclosures appearing elsewhere in the prospectus.

Confirmed.

2.	We note that the dealer prospectus delivery obligation legend required by Item 502(b) of Regulation S-K was removed from the back cover page of the prospectus. Please reinsert.

The legend was inadvertently deleted. We will reinsert the legend as requested.

3.	On the cover page, rather than stating “See PRODUCT RISK FACTORS below,” please reference the specific page number on which that section begins, as required by Item 501(b)(5) of Regulation S-K.

The prospectus will be revised as requested.

4.

On the cover page, in the first sentence of the paragraph beginning “Before the end of a Crediting Period for an Index Account Option . . . ,” please specifically reference that a “withdrawal” includes surrender charge-free withdrawals, minimum required distributions, and automatic withdrawals.

The prospectus will be revised as requested.

5.

On the cover page, in the second sentence of the paragraph beginning “If you are receiving investment advice from a financial professional . . . ,” please revise the reference to “interim values” to be “interim value adjustments.”

The prospectus will be revised as requested.

6.	On the cover page, in the same paragraph, please revise the reference to “reductions to the death benefit” to be “proportionate reductions to the death benefit.”

The prospectus will be revised as requested.

7.

On the cover page, in the same paragraph, please clarify “we will not treat advisory fee withdrawals as taxable distributions.” For example, state that such withdrawals are not subject to federal income tax.

The prospectus will be revised to state that such withdrawals “may not be” subject to federal income tax. The Company cannot guarantee that the IRS will always treat such withdrawals as income tax-free withdrawals, as disclosed elsewhere in the prospectus.

8.	In the Glossary, with respect to the second paragraph in the definition of “Interim Value,” please reference that the surrender charge period adjustment is in addition to surrender charges.

The prospectus will be revised as requested.

9.	In the Glossary, with respect to the definition of “Negative Adjustment (negative adjustment),” please reference that negative adjustments apply to any type of withdrawal.

The prospectus will be revised as requested.

10.

Please streamline the “Summary” section to reduce repetition relative to disclosure appearing later in the prospectus and to bring the “Product Risk Factors” section closer to the beginning of the prospectus. For example, in the Summary, consider:

•	More briefly summarizing the fees and charges and cross-referencing the full “Fees and Charges” section later in the prospectus for additional information;

•	Removing the Interim Value example and instead cross-referencing the identical example included later in the prospectus;

•

Removing the tables of available Allocation Accounts, and instead summarizing the Allocation Accounts that are available for investment and cross-referencing the full tables appearing later in the prospectus; and

•	Otherwise streamlining to reduce duplicative disclosure.

The prospectus will be revised as requested. In revising the prospectus, the Company has sought to balance this comment to streamline the Summary with prior comments that requested the addition of disclosure appearing later in the prospectus to the Summary. The Company believes it has struck the appropriate balance. All information removed from the Summary will be fully addressed later in the prospectus, and the Summary will include appropriate cross-references throughout. As a result of these and other revisions, the Company expects to reduce the Summary by approximately 15 pages.

11.	Under “Summary – Phases of the Policy – The Accumulation Phase,” in the second bullet under “Crediting Periods,” please add advisory fee withdrawals as a deduction of a fee or charge under the Policy.

The Company respectfully declines to revise the prospectus as requested, as advisor fees are separate and apart from the Policy’s fees and charges. Instead, the Company will revise the above-referenced bullet to specifically reference advisory fee withdrawals as a type of withdrawal that triggers a negative adjustment.

12.

Under “Summary – Phases of the Policy – The Accumulation Phase – Death Benefit,” please revise to explain the difference between Policy Value, Policy cash value, and the guaranteed minimum death benefit. Please make similar revisions under “Product Risk Factors – Death Benefit Selection Risk.”

The prospectus will be revised as requested.

13.

Under “Summary – Fees and Charges – Transaction Charges – Credit Advantage Fee,” please remove reference to “Currently” in the second sentence of the second paragraph. It implies that the charge for an Index Account Option may change.

The prospectus will be revised as requested.

14.

Under “Summary – Available Allocation Accounts – Explanation of Best Entry,” in the third main bullet under “How the Initial Index Value reset feature works:”, please specify whether Observation Days begin with the next month after the Crediting Period start date.

The prospectus will be revised as requested.

15.	Under “Product Risk Factors – Negative Adjustment to Index Base Risk,” please specify that negative adjustments reduce the amount paid upon annuitization and upon payment of the death benefit.

The prospectus will be revised as requested.

16.	Please move the main “Fees and Charges” section to immediately proceed the “Product Risk Factors” section.

The prospectus will be revised as requested.

17.	Under “Purchase,” in the third bullet, with respect to the reference to “optional benefits,” please specify and revise as applicable for the GMDB rider. It is the only optional benefit offered.

The Company will delete the above-referenced disclosure. The Company believes the age requirement for purchasing the GMDB rider to be clearly disclosed elsewhere in the prospectus.

18.

Under “Valuing Your Investment in an Index Account Option – Performance Lock,” with respect to the paragraph explaining how to exercise Performance Lock automatically, please clarify how the target gain can be set factoring in any remaining Credit Advantage Fee or other applicable charges.

The prospectus will be revised as requested.

19.

Under “The Indexes – Market Indexes – Fidelity World Factor Leaders IndexSM 0.5% AR,” in the paragraph describing the construction and re-weighting of the Index, please further clarify which stocks are added to the index when a stock is removed from the index.

The prospectus will be revised as requested.

20.

Under “Available Allocation Accounts – Available Index Account Options – Downside Protection Types: Calculating Loss Using The Available Downside Protection Types – 2. Floor,” please fix the formatting errors in the chart and ensure that the illustration is clearly presented.

The Company notes that the above-referenced chart was inadvertently filed as showing changes to the previous version of the chart. The above-referenced chart will be deleted, as all disclosure related to the Floor Downside Protection Type will be removed from the prospectus.

21.

Under “Available Allocation Accounts – Available Index Account Options – Explanation of Best Entry,” please fix the formatting errors in the charts and ensure that the illustrations are clearly presented.

The Company notes that the above-referenced charts were inadvertently filed as showing changes to the previous versions of the charts/disclosure. The above-referenced charts will be revised as requested.

22.

Under “Tax Information – Special Rules for Advisory Fee Payments,” please revise the first sentence to read “We permit fees to be to be paid from the Policy directly to a professional investment adviser . . . . ,” rather than “In some cases, we may permit fees to be paid from the Policy directly to a professional investment adviser . . . .”

The prospectus will be revised as requested.

23.	Please supplementally inform the Staff as to any Regulation S-K or Regulation S-X disclosure under Item 11 of Form S-1 that was omitted because it was not applicable.

The Company will omit disclosure for the following Regulation S-K items that are listed under Item 11 of Form S-1 because the Company believes that such items are inapplicable to the Company or the offering:

•	Item 201 – Market price of and dividends on the registrant’s common equity and related stockholder matters: This item is applicable only to an offering of equity securities.

•	Item 301 – Selected financial data: This item was removed from Regulation S-K in 2021.

•

Item 302 – Supplementary financial information: The disclosure of material quarterly changes under Item 302(a) only applies to registrants with securities registered under Sections 12(b) or 12(g) of the Exchange Act. The Company has no such securities.

•

Item 304 – Changes in and disagreements with accountants on accounting and financial disclosure: Within the applicable timeframe, there have been no changes to the Company’s auditor and no disagreements with the Company’s auditor on accounting or financial disclosure. As a result, there have been no events triggering disclosure under Item 304. If such events were to occur in the future, the Company acknowledges that Item 304 would apply.

•

Item 305 – Quantitative and qualitative disclosures about market risk: The Company does not believe that Item 305 is applicable. Item 305 is intended to provide additional information about accounting policies for derivatives and other market risk sensitive instruments and the market risk that owning such instruments presents. The Company does not believe that such disclosure is material to an investor in a regulated insurance product.

The Company’s financial statements will fully meet the requirements of Regulation S-X that are generally applicable to insurance companies. The only relevant aspect of Regulation S-X that the Company believes to be inapplicable is the requirement to prepare the financial statements in accordance with generally accepted accounting principles (GAAP). In this regard, the Company has obtained relief pursuant to Rule 3-13 of Regulation S-X to prepare its financial statements in accordance with statutory accounting principles (SAP). See Transamerica Life Insurance Company and Transamerica Financial Life Insurance Company, February 11, 2021. As set forth in that relief, the SAP financial statements audited by an independent auditor are appropriate statements of a comparable character to GAAP financial statements and are consistent with investor protection.

Please note that there are various sub-items of Regulation S-K and Regulation S-X that are clearly inapplicable to the Company and the offering. For example, within Item 101 of Regulation S-K, which the Company acknowledges to be generally applicable, the Company has not included disclosure for “smaller reporting companies” because the Company is not a smaller reporting company. The Company assumes that the Staff’s request does not relate to such sub-items throughout Regulation S-K or Regulation S-X that are clearly inapplicable.

*    *    *

If you have any questions regarding these responses, please contact Brian Stallworth at 720-488-7884. I appreciate your assistance with this filing.

Sincerely,

/s/ Brian Stallworth
Brian Stallworth
Assistant General Counsel